

ITURAN
communication & location

March 31, 2009

Attn. Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Ituran Location and Control Ltd.
Form 20-F for fiscal year ended December 31, 2007
Filed: June 30, 2008
File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd., in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2007 (the "**2007 20-F**").

Our numbered responses below correlate to the numbers in Staff comment letter dated March 5, 2009.

1. In response to Staff's comment, please note that even though the Company disclosed in its 2007 20-F that it identified three (3) material weaknesses in its internal control over financial reporting, specifically and only in its subsidiary in Brazil, the Company believes that on a consolidated basis, the Company was able to institute effective disclosure controls and procedures to ensure that it meets the criteria under Rule 13a-15(c).

2. We refer Staff to Final Rule: Management Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchangee Act Periodic Report No. 33-8238 published June 5, 2003 as to SEC interpretation of the differences between Internal Control over Financial Reporting and Disclosure Controls and Procedures and the fact that the SEC was also under the impression that "many companies will design their disclosure controls and procedures so that they do not include all components of internal control over financial reporting". Therefore, although Ituran disclosed in its 2007 20-F that it had found its internal control over financial reporting ineffective, it had disclosed that it designed and instituted effective disclosure controls and procedures as will be detailed below.

   Ituran Location and Control Ltd. designed and implemented three (3) control procedures in order to mitigate each of the three (3) material weaknesses as described below:

   1. ineffective controls relating to reconciliation of accounts receivable to general ledger - the total balances of all accounts receivable were checked and compared to the total balances of all accounts receivable as appearing the general ledger and any differentials found were of no material amounts, i.e. the Company applies the test of materiality and therefore does not consider this a material weakness overall. Further, balance confirmations from material clients were obtained by the Company to confirm the amount owed by such customers, doubtful debts were analyzed and a provision was made to doubtful debts if needed.

3 Hashikma St. Azor, ISRAEL 58001 • Tel: +972-3-5571314 • Fax: +972-3-5571393

ITURAN
communication & location

2. ineffective controls relating to the accuracy of recording transfers of inventory to fixed assets - total quantities of all products categorized as inventory and fixed assets as recorded were compared to physical accounts conducted on a periodic basis. The material weaknesses arises for a specific product classification as either fixed asset or inventory. We wish to clarify that the material weakness Ituran Brazil experienced in this regard was NOT its inability to control the categorization of quantities of products to inventory and fixed assets, but the ability to control which specific products (e.g. - through serial numbers) are categorized as inventory or fixed assets, accordingly. In addition, the total number of customers leasing the Company's products (i.e. the Company registers such products so leased as fixed asset) was compared to fixed asset report and was found to materially reconcile.

3. lack of segregation of duties - the process of internal review of the financial statements of Ituran Brazil was reviewed, examined, tested and analyzed by Ituran Location and Control Ltd. on a consolidated basis and specific personnel in Ituran Location and Control Ltd. were assigned the task of supervising and reviewing the internal review of the financial statements of Ituran Brazil. Therefore, in spite of the fact that in Ituran Brazil there exists a certain lack of segregation of duties, the Company's review of such works, as mentioned above, enables the Company to conclude that such material weakness, is NOT identified by the Company as a material weakness for the entire Ituran group, but only for Ituran Brazil and nonetheless the Company instituted sufficient control procedures to compensate for such a weakness found in Ituran Brazil.

Notwithstanding the aforementioned, it is our understanding that the duty set forth by Rule 13a-15 (a) is to maintain (a) effective disclosure controls and procedures and (b) effective internal control over financial reporting.

The criteria set forth by Rule 13a-15(c) for such disclosure controls and procedures implies to the duty by an issuer to record, process, summarize and report such maintenance of disclosure controls and procedures within the periods specified in the commission's rules and forms, to ensure that information required to be disclosed pursuant to this duty is accumulated and communicated to the issuer's management, as appropriate to allow timely decisions regarding required disclosure.

3 Hashikma St. Azor, ISRAEL 58001 • Tel: +972-3-5571314 • Fax: +972-3-5571393



The criteria set forth by Rule 13a-15(f) involve, inter alia, maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer and therefore, in light of the Company's material weaknesses identified in Ituran Brazil only, the Company reported on its 2007 20-F that it had ineffective internal control over financial reporting (due to its inability to meet all of the criteria set forth by Rule 13a-15(f)).

However, the Company believes that it meets the criteria set forth by Rule 13a-15(c) to have maintained effective disclosure controls and procedures, as described in the 2007 20-F on page 80 and as further detailed in this letter, which provide reasonable assurance that they meet their objectives.

3.   In response to Staff's comment, Estudio Urien & Asociados reported and indicated that no further actions on its behalf were required, following its correspondences with Mr. Kevin Stout from the SEC.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346.

Sincerely,

Eli Kamer

Chief Financial Officer

Ituran Location and Control Ltd.

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3 Hashikma St. Azor, ISRAEL 58001 • Tel: +972-3-5571314 • Fax: +972-3-5571393